EXHIBIT (a)(5)(A)
Best Prospect Overseas Limited Sweetens Offer to $4.00
BEIJING, May 6 /PRNewswire-Asia/ — Set forth below is the full text of another letter that was delivered earlier today to Mr. Songzuo Xiang, Chief Executive Officer of Hurray! Holding Co., Ltd. (Nasdaq: HRAY).
Best Prospect Overseas Limited
May 6, 2009
Mr. Songzuo Xiang
Chief Executive Officer
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza No. 18 Xia Guang Li, North Road
East Third Ring, Chaoyang District
Beijing 100027, China
Dear Mr. Xiang:
We are disappointed that you have not responded to our offer in a meaningful way. We are committed to enter into constructive dialog with you, conduct the necessary due diligence, and finalize this transaction in a timely manner; all with the goal of delivering immediate value to your shareholders. Regrettably, you continue to ignore our offer.
To further demonstrate our commitment, we are prepared to increase our offer to acquire 51% of the outstanding shares of Hurray! to up to $4.00 per American Depositary Share ($0.04 per ordinary share), payable in cash. Terms and conditions set forth in our original offer still apply. This final offer is contingent on (i) Hurray! giving us immediate access for due diligence and (ii) disclosure of the material terms of the competing offer to ensure a fully transparent process. If we do not hear from you by 5:00 pm (Beijing time) on Thursday, May 7, we will withdraw our offer completely.
We place significant value on closing this transaction quickly and you have a duty to your shareholders to pursue our offer vigorously. Our offer is compelling and will bring significant value to your shareholders. We believe that your shareholders would agree if given the chance.
We remain ready to discuss our offer with you and we look forward to hearing from you promptly.
Sincerely,
Jacky C. F. Tung
On behalf of Best Prospect Overseas Limited
For more information, please contact:
Xiong Can
Mobile: +86-139-1136-9097
SOURCE Best Prospect Overseas Limited

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements made in the foregoing letter that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This preliminary communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Hurray! Holding Co., Ltd.’s (“HCL”) American Depository Shares. No tender offer has yet commenced. Any solicitation and offer to buy HCL’s American Depository Shares will only be made pursuant to an offer to purchase and certain related materials that Best Prospect Overseas Limited (“Best Prospect”) may file with the United States Securities and Exchange Commission (“SEC”). Any tender offer materials when filed will contain important information which should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of any such materials (when available) and other documents filed by Best Prospect with the SEC at the SEC’s website at www.sec.gov. Any such offer to purchase and related materials may also be obtained (when available) for free by contacting the Information Agent of Best Prospect for any tender offer, who will be identified in any such tender offer documents.